BB 3/24

[redacted]

12013783

SEC
Mail Processing
Section

MAR 05 2012

Washington, DC
125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53469

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cherry Tree + Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Carlson Parkway, Suite 103
(No. and Street)

Minnetonka	MN	55305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jane Bortnem — 952-893-9012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moquist Thorvilson Kaufmann & Pieper LLC
(Name – *if individual, state last, first, middle name*)

3140 Harbor Lane, Suite 100	Plymouth	MN	55447
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 4/5

OATH OR AFFIRMATION

I, Gordon Stofer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cherry Tree & Associates, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANE MARIE BORTNEM
Notary Public-Minnesota
My Commission Expires Jan 31, 2016

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHERRY TREE & ASSOCIATES, LLC

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011 AND 2010

TABLE OF CONTENTS

MOQUIST THORVILSON
KAUFMANN & PIEPER LLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Governors
Cherry Tree & Associates, LLC
Minnetonka, Minnesota

We have audited the accompanying statements of financial condition of Cherry Tree & Associates, LLC (a limited liability company) as of December 31, 2011 and 2010, and the related statements of income, changes in members' equity, cash flows, and changes in liabilities subordinated to claims of creditors for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cherry Tree & Associates, LLC as of December 31, 2011 and 2010, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Moquist Thorvilson Kaufmann & Pieper LLC

Plymouth, Minnesota
February 21, 2012

7650 Edinborough Way, Suite 225 · Edina, Minnesota 55435 · *Phone* 952-854-5700 · *Fax* 952-854-1163
3140 Harbor Lane, Suite 100 · Plymouth, Minnesota 55447 · *Phone* 763-550-1100 · *Fax* 763-550-1644
www.mtkcpa.com

STATEMENTS OF FINANCIAL CONDITION
December 31, 2011 and 2010

	2011	2010
ASSETS		
Cash and equivalents	$ 1,354,183	$ 840,611
Accounts receivable	205,617	80,195
Unbilled receivables	187,500	-
Prepaid expenses	13,073	87,546
Other assets - securities not readily marketable	10,470	10,069
Total assets	$ 1,770,843	$ 1,018,421
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Accounts payable	$ 513,754	$ 100,158
Accrued expenses	1,879	4,118
Deferred revenue	-	90,000
Deferred liability	308	228
Total liabilities	515,941	194,504
Members' equity:		
Common units (unlimited number of units authorized; 7,500 issued and outstanding)	7,500	7,500
Additional paid in capital	222,610	222,610
Retained earnings	1,024,792	593,807
Total members' equity	1,254,902	823,917
Total liabilities and members' equity	$ 1,770,843	$ 1,018,421

See notes to financial statements.

STATEMENTS OF INCOME
Years Ended December 31, 2011 and 2010

	2011	2010
Revenue	$ 5,281,925	$ 4,971,873
Expenses:		
Independent contractors and consultants	3,916,423	3,616,220
Legal and other professional fees	54,432	51,079
Management fees	334,293	342,710
Regulatory fees	12,011	14,517
Administrative expenses	538,634	559,523
Total expenses	4,855,793	4,584,049
Operating income	426,132	387,824
Other income (expense):		
Unrealized appreciation on securities not readily marketable	401	-
Interest expense	-	(2,800)
Interest income	4,452	3,595
Total other income (expense)	4,853	795
Net income	$ 430,985	$ 388,619

See notes to financial statements.

STATEMENTS OF CHANGES IN MEMBERS' EQUITY
Years Ended December 31, 2011 and 2010

	Common Units		Additional Paid in	Retained	
	Units	Amount	Capital	Earnings	Total
Balances, December 31, 2009	7,500	$ 7,500	$ 222,610	$ 505,188	$ 735,298
Capital distributions	-	-	-	(300,000)	(300,000)
Net income	-	-	-	388,619	388,619
Balances, December 31, 2010	7,500	7,500	222,610	593,807	823,917
Net income	-	-	-	430,985	430,985
Balances, December 31, 2011	7,500	$ 7,500	$ 222,610	$ 1,024,792	$ 1,254,902

See notes to financial statements.

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:		
Net income	$ 430,985	$ 388,619
Adjustments to reconcile net income to net cash flows provided by operating activities:		
Unrealized appreciation on securities not readily marketable	(401)	-
Changes in operating assets and liabilities:		
Accounts receivable	(125,422)	(36,039)
Unbilled receivables	(187,500)	-
Prepaid expenses	74,473	(82,222)
Accounts payable	413,596	(39,862)
Deferred revenue	(90,000)	90,000
Accrued expenses and deferred liabilities	(2,159)	(1,978)
Net cash flows provided by operating activities	513,572	318,518
Cash flows from financing activities:		
Capital distributions to members	-	(300,000)
Net cash flows used in financing activities	-	(300,000)
Net increase in cash	513,572	18,518
Cash, beginning of year	840,611	822,093
Cash, end of year	$ 1,354,183	$ 840,611

Supplemental Cash Flow Information

	2011	2010
Cash paid during the year for:		
Interest	$ -	$ 2,800
Non-cash transactions:		
Expiration of secured demand note receivable and corresponding subordinated note payable with Cherry Tree Companies, LLC	$ -	$ 210,000

See notes to financial statements.

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
Years Ended December 31, 2011 and 2010

	2011	2010
Subordinated borrowings, beginning of year	$ -	$ 210,000
Decreases:		
Payments of subordinated notes	-	(210,000)
Subordinated borrowings, end of year	$ -	$ -

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2011 and 2010

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION

Nature of Business

Cherry Tree & Associates, LLC (the Company) was formed on July 27, 2001 as a limited liability company pursuant to the provisions of Chapter 322B of the Minnesota Statutes. The Company is a licensed broker-dealer in securities and provides investment banking services and consulting services related to general business, valuations, fairness opinions, and mergers and acquisitions. The Company is a member in good standing of the Financial Regulatory Authority (FINRA), having been accepted for membership on November 14, 2001.

The Company is a member of the Securities Investors Protection Corporation (SIPC). The Company holds no customer securities or cash.

The Company is exempt from the requirements of Rule 15c3-3 of the Securities Exchange Commission (the Rule), based on the exemption provisions contained in Section K(2)(i) of the Rule.

Concentrations of Risk

Cash Deposits in Excess of Federally Insured Limits

The Company maintains its cash balances in financial institutions located primarily in Minnesota. The balances held at regulated banking institutions are insured at varying amounts by the Federal Deposit Insurance Company (FDIC). At December 31, 2011, the Company had uninsured cash balances totaling $456,005.

The FDIC does not insure money invested in money market funds at broker-dealers. At December 31, 2011, the Company had $200,792 held in money market funds with Charles Schwab, all of which is covered under SIPC.

Major Customers

The Company is dependent on a small number of customers for its revenue. Two customers accounted for 47% of its revenue in 2011. One customer accounted for 45% of its revenue in 2010. Outstanding receivables for these same customers accounted for 19% and 0% of total receivables at December 31, 2011 and 2010, respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2011 and 2010

Fair Value of Financial Instruments

The financial instruments of the Company consist of cash, accounts and unbilled receivables, prepaid expenses, accounts payable and accrued expenses. Pursuant to generally accepted accounting principles, the Company is required to estimate the fair value of all financial instruments at the balance sheet date. The Company considers the carrying values of its financial instruments in the financial statements to approximate fair value due to their short-term nature.

Cash and Cash Equivalents

For purposes of balance sheet presentation and reporting of cash flows, the Company considers all unrestricted demand deposits, money market funds and highly liquid debt instruments with an original maturity of less than 90 days to be cash and cash equivalents.

Accounts and Unbilled Receivables

Trade accounts receivable are recorded at the invoiced amount. Accounts receivable are typically due within 30 days of the invoice date. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance when potential for recovery is considered remote. As the Company believes all accounts receivable are fully collectible, no allowance for doubtful accounts was considered necessary at December 31, 2011 and 2010.

Unbilled receivables represent receivables for services performed prior to invoicing customers. Unbilled receivables are expected to be collected over the next twelve months.

Revenue Recognition

The Company typically earns and recognizes monthly non-refundable retainer fees in connection with active investment banking and consulting engagements. The Company also receives success fees on its investment banking engagements. However, the success fees are only payable upon the successful closing of each transaction. The success fee typically consists of a cash fee equal to an agreed-upon percentage of the funds raised or percentage of transaction value for mergers or acquisitions and sometimes includes stock warrants which are recorded at fair value when received.

Income Taxes

The Company is organized and operates as a limited liability company and is not subject to U.S. federal income taxes as a separate entity. Therefore, revenues and expenses generally pass through directly to the members for inclusion in their individual tax returns. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

The Company accounts for income taxes pursuant to Financial Accounting Standards Board guidance. This guidance prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company believes its income tax filing positions and deductions will be sustained upon examination and, accordingly, no reserves or related accruals for interest and penalties have been recorded as of December 31, 2011 or 2010. The tax returns of the Company can be examined by relevant taxing authorities until such time as the applicable statute of limitation has expired. For example, U.S. tax returns are generally subject to audit for three years from the day they are filed.

2 FAIR VALUE MEASUREMENTS

Generally accepted accounting principles provide the framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Private company investments including common stock warrants are carried at their fair values as determined by management in the absence of readily ascertainable market values. In valuing investments, management considers the cost of the investments, developments since acquisition, estimates as to the effect of future developments, general economic conditions and other pertinent factors. Developments since acquisition may include public offerings of securities by portfolio companies, significant transactions in the securities of portfolio companies in private markets, and transactions in the public or private markets involving securities of similar companies.

The following table sets forth by level, within the fair value hierarchy, the Company's other assets at fair value at December 31, 2011 and 2010:

	2011			
	Total Fair Value of Assets (Liabilities)	Quoted Prices in Active Market for Identical Assets (Liabilities) (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Other assets:				
Warrants - UnityWorks	$ 8,357	$ -	$ -	$ 8,357
Warrants - other	2,113	-	-	2,113
Total other assets	$ 10,470	$ -	$ -	$ 10,470

	2010			
	Total Fair Value of Assets (Liabilities)	Quoted Prices in Active Market for Identical Assets (Liabilities) (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Other assets:				
Warrants - UnityWorks	$ 8,357	$ -	$ -	$ 8,357
Warrants - other	1,712	-	-	1,712
Total other assets	$ 10,069	$ -	$ -	$ 10,069

The following table sets forth a summary of changes in fair value of the Company's Level 3 investments during the year ended December 31, 2011:

Level 3 Assets	Warrants
Beginning balance at January 1, 2011	$ 10,069
Total gains or losses (realized/unrealized)	401
Purchases, sales, issuances and settlements, net	-
Transfers in and/or out of Level 3	-
Ending balance at December 31, 2011	$ 10,470
Net change in unrealized appreciation or depreciation included in change in net assets from operations relating to investments held at December 31, 2011	$ 401

3 RELATED PARTY TRANSACTIONS

The Company recorded expenses of $831,540 and $912,025 for utilizing office space, staff and office supplies of Cherry Tree Companies, LLC (CTC), a company related through common ownership, in 2011 and 2010, respectively. The Company also paid CTC $334,293 and $342,710 in management fees in 2011 and 2010, respectively. Accounts payable include amounts due to CTC, totaling $46,847 and $41,434 at December 31, 2011 and 2010, respectively. Accounts payable also includes amounts due to a member totaling $0 and $184 at December 31, 2011 and 2010, respectively.

The Company also receives reimbursements for research resources from Adam Smith Management (ASM), a company related through common ownership. Accounts receivable includes amounts due from ASM totaling $0 and $2,905 at December 31, 2011 and 2010, respectively.

4 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital in the amount of the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. This rule also requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. As of December 31, 2011 and 2010, the Company's net capital was $1,086,142 and $687,412, respectively, which was $1,051,746 and $674,445, respectively, in excess of the required net capital of $34,396 and $12,967, respectively. The Company's net ratio of aggregate indebtedness to net capital was 0.5 to 1 and 0.3 to 1 at December 31, 2011 and 2010, respectively.

5 SUBSEQUENT EVENTS

During January 2012, the Company paid $200,000 in distributions to its members.

The Company has evaluated subsequent events through February 21, 2012, the date the financial statements were available to be issued, for potential recognition or disclosure in the financial statements.

SUPPLEMENTAL INFORMATION

Moquist Thorvilson
Kaufmann & Pieper LLC
Certified Public Accountants & Consultants

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Governors
Cherry Tree & Associates, LLC
Minnetonka, Minnesota

We have audited the financial statements of Cherry Tree & Associates, LLC (a limited liability company) as of and for the years ended December 31, 2011 and 2010, and have issued our report thereon dated February 21, 2012, which contained an unqualified opinion on those financial statements. Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Moquist Thorvilson Kaufmann & Pieper LLC

Plymouth, Minnesota
February 21, 2012

7650 Edinborough Way, Suite 225 · Edina, Minnesota 55435 · *Phone* 952-854-5700 · *Fax* 952-854-1163
3140 Harbor Lane, Suite 100 · Plymouth, Minnesota 55447 · *Phone* 763-550-1100 · *Fax* 763-550-1644
www.mtkcpa.com

SCHEDULE I - COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2011	December 31, 2010
Computation of net capital:		
Total members' equity	$ 1,254,902	$ 823,917
Total capital	1,254,902	823,917
Deductions and/or charges:		
Non-allowable assets:		
Receivables	141,201	34,875
Prepaid expenses	13,073	87,546
Other assets	10,470	10,069
	164,744	132,490
Net capital before haircuts on securities positions	1,090,158	691,427
Haircuts on securities	(4,016)	(4,015)
Net capital	$ 1,086,142	$ 687,412
Computation of aggregate indebtedness:		
Total liabilities from statement of financial condition	$ 515,941	$ 194,504
Total aggregate indebtedness	$ 515,941	$ 194,504
Computation of basic net capital requirement:		
Minimum net capital requirement	$ 34,396	$ 12,967
Excess net capital requirement	$ 1,051,746	$ 674,445
Ratio of aggregate indebtedness to net capital	.5 to 1	.3 to 1
Reconciliation with company's computation:		
Net capital as reported in company's part II, FOCUS, Form X-17a-5 (unaudited)	$ 1,086,142	$ 687,412
Net audit adjustment	-	-
Net capital per above	$ 1,086,142	$ 687,412

No customer securities transactions were transacted by the Company during 2011 and 2010. However, if such transactions had taken place, a special account for the exclusive benefit of customers would have beei maintained. Accordingly, the Company is exempt from the requirements of Rule 15c3-3 of the Securities Exchange Commission based on the provisions of Section K(2)(i) of the Rule.

See independent auditor's report on supplementary information.

MOQUIST THORVILSON
KAUFMANN & PIEPER LLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Governors
Cherry Tree & Associates, LLC
Minnetonka, Minnesota

In planning and performing our audit of the financial statements and supplementary schedule of Cherry Tree & Associates, LLC (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(1)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

7650 Edinborough Way, Suite 225 · Edina, Minnesota 55435 · Phone 952-854-5700 · Fax 952-854-1163
3140 Harbor Lane, Suite 100 · Plymouth, Minnesota 55447 · Phone 763-550-1100 · Fax 763-550-1644
www.mtkcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Governors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moquist Thorvilson Kaufmann & Pieper LLC

Plymouth, Minnesota
February 21, 2012